Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated February 14, 2008
Registration Statement No. 333-146162
     On February 14, 2008, the issuer, MAKO Surgical Corp., filed Amendment No. 6 to its Registration Statement on Form S-1 to update and supplement certain disclosures that had been provided in its preliminary prospectus dated January 31, 2008 (referred to herein as the “Initial Preliminary Prospectus”). This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 6 to the Registration Statement (the “Preliminary Prospectus”). These changes primarily reflect a decrease in the assumed initial public offering price to a price between $10.00 and $11.00. References below to “we,” “us,” “our” and “MAKO” refer to MAKO Surgical Corp. unless the context otherwise requires. A copy of the Preliminary Prospectus is included in Amendment No. 6 to the Registration Statement and can be obtained by following this hyperlink:
http://www.sec.gov/Archives/edgar/data/1411861/000095014408000996/x09308v3sv1za.htm
Reduction in Price Range for Initial Public Offering of Common Stock
     The first paragraph on the cover page of the Preliminary Prospectus has been revised in its entirety to read as follows:
     We are offering 5,100,000 shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $10.00 and $11.00 per share.
Summary of the Offering
     The fourth paragraph on page 5 of the Preliminary Prospectus under the heading “Summary of the Offering” has been revised in its entirety to read as follows:

Use of proceeds	We intend to use the net proceeds of this offering as follows:approximately $14.0 million-$20.0 million for expansion of our sales and marketing activities; approximately $12.0 million-$18.0 million for continuation of our research and development activities; approximately $4.0 million to IBM, as required upon the initial public offering of our common stock under the terms of our licensing agreement with IBM; and the remainder to fund working capital and other general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling stockholder if the underwriters exercise their over-allotment option. See “Use of Proceeds.”
     The seventh paragraph on page 5 of the Preliminary Prospectus under the heading “Summary of the Offering” has been revised in its entirety to read as follows:
     Except as otherwise indicated, all information in this prospectus gives effect to a one-for-3.03 reverse stock split of our common stock effected on February 8, 2008 and assumes:
•	the conversion of all our outstanding shares of redeemable convertible preferred stock into 10,945,081 shares of common stock upon the completion of this offering;

•	the filing of our third amended and restated certificate of incorporation and the adoption of our third amended and restated bylaws, which will occur immediately prior to the closing of this offering;

•	that the initial public offering price of our common stock will be $10.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise of the underwriters’ over-allotment option.

     Summary Financial Data
     The balance sheet data and accompanying footnote disclosure on page 7 of the Preliminary Prospectus under the heading “Summary Financial Data” has been revised in its entirety to read as follows:

	The Company
	As of September 30, 2007
			Pro Forma as
	Actual	Pro Forma(3)	Adjusted(4)
Balance Sheet Data:
Cash and cash equivalents	$14,050,865	$14,050,865	$61,102,365
Short-term investments	6,072,925	6,072,925	6,072,925
Total assets	32,689,832	32,689,832	79,741,332
Redeemable convertible preferred stock	58,503,707	—	—
Common stock, $0.001 par value	1,830	12,775	17,875
Additional paid-in capital	—	58,492,762	105,539,162
Accumulated deficit	(34,942,094)	(34,942,094)	(34,942,094)
Total stockholders’ equity (deficit)	(34,933,047)	23,570,660	70,622,160

(1)	The basic and diluted net loss per share computation excludes potential common shares upon exercise of options to purchase common stock as their effect would be anti-dilutive. See Note 2 to Financial Statements included elsewhere in this prospectus for a detailed explanation of the determination of shares used in computing basic and diluted loss per share.

(2)	Pro forma basic and diluted net loss per share is presented for the year ended December 31, 2006 and the nine months ended September 30, 2007 to reflect per share data assuming the conversion of all our outstanding shares of redeemable convertible preferred stock into 10,945,081 shares of common stock, which will occur upon completion of this offering, as if the conversion had taken place on the original date of issuance and adjustments to eliminate accretion of preferred stock and accrual of preferred stock dividends.

(3)	On a pro forma basis to reflect the conversion of all of our outstanding shares of redeemable convertible preferred stock into 10,945,081 shares of common stock upon the close of this offering.

(4)	On a pro forma as adjusted basis to reflect the sale of 5,100,000 shares of our common stock in this offering at an assumed initial offering price to the public of $10.50 per share, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed public offering price of $10.50 per share would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed offering price of $10.50 per share, would increase each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $15.4 million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed offering price of $10.50 per share, would decrease each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $13.6 million. The pro forma information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

Risk Factors
     “We may not have sufficient funding to complete the development and commercialization of our existing products.”
     The third sentence of this risk factor on page 15 of the Preliminary Prospectus has been revised as follows:
We believe that the net proceeds from this initial public offering, together with our future sales, existing cash and cash equivalent balances and interest we earn on these balances will be sufficient to meet our anticipated cash requirements for approximately the next 16-18 months.
     “New investors in our common stock will experience immediate and substantial dilution after this offering.”
     The first sentence of this risk factor on page 34 of the Preliminary Prospectus has been revised as follows to update the dilution per share from this offering:
     If you purchase shares of our common stock in this offering, you will experience immediate dilution of $6.86 per share based on the mid-point of the range on the cover page of this prospectus because the price that you pay will be substantially greater than the adjusted pro forma net tangible book value per share of common stock that you acquire.
Use of Proceeds
     The first paragraph on page 37 of the Preliminary Prospectus under the heading “Use of Proceeds” has been revised as follows:
     We estimate that we will receive $47.1 million in net proceeds from our sale of the 5,100,000 shares of common stock in the offering. Our net proceeds from the offering represent the amount we expect to receive after paying the underwriting discounts and commissions and other expenses of the offering payable by us. For purposes of estimating our net proceeds, we have assumed that the initial public offering price of the common stock will be $10.50, which is the midpoint of the price range set forth on the cover page of this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholder.
     The second paragraph on page 37 of the Preliminary Prospectus under the heading “Use of Proceeds” has been revised as follows:
     We currently intend to use our net proceeds from this offering as follows:
•	approximately $14.0 million-$20.0 million for the expansion of our sales and marketing activities;

•	approximately $12.0 million-$18.0 million for continuation of our research and development activities;

•	approximately $4.0 million payment to IBM, as required upon the initial public offering of our common stock under the terms of our licensing agreement with IBM; and

•	the remainder to fund working capital and other general corporate purposes.
     The fifth paragraph on page 37 of the Preliminary Prospectus under the heading “Use of Proceeds” has been revised as follows:
     A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) net proceeds to us from this offering by approximately $4.7 million after deducting underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed public offering price of $10.50 per share, would increase the net proceeds to us from this offering by approximately $15.4 million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed public offering price of $10.50 per share, would decrease the net proceeds to us from this offering by approximately $13.6 million. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our use of proceeds from this offering.
Capitalization
     The Capitalization section on page 38 of the Preliminary Prospectus has been revised in its entirety to read as follows:
     The following table sets forth our capitalization as of September 30, 2007:
•	on an actual basis;

•	on a pro forma basis to reflect:
o	the filing of our third amended and restated certificate of incorporation to authorize 135,000,000 shares of common stock and 27,000,000 shares of undesignated preferred stock;

o	the conversion of all outstanding shares of our redeemable convertible preferred stock into 10,945,081 shares of common stock and the elimination of previously accrued dividends of $4,958,176; and
•	on a pro forma as adjusted basis to reflect the sale by us of 5,100,000 shares of common stock in this offering at an assumed initial offering price of $10.50 per share, the mid-point of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.
     You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2007
	(unaudited)
			Pro Forma
	Actual	Pro Forma	As Adjusted(2)
Total redeemable convertible preferred stock	$58,503,707 (1)	$—	$—

Stockholders’ equity (deficit):
Undesignated preferred stock, $0.001 par value: none, 27,000,000 and 27,000,000 authorized actual, pro forma and pro forma as adjusted, respectively; none issued and outstanding for all periods presented

Common stock, $0.001 par value; 60,000,000, 135,000,000 and 135,000,000 shares authorized actual, pro forma and pro forma as adjusted, respectively; 1,830,346, 12,775,427 and 17,875,427 shares issued and outstanding as of September 30, 2007 actual, pro forma, and pro forma as adjusted, respectively(3)	1,830	12,775	17,875
Additional paid-in capital	—	58,492,762	105,539,162
Accumulated deficit	(34,942,094)	(34,942,094)	(34,942,094)
Accumulated other comprehensive income	7,217	7,217	7,217

Total stockholders’ equity (deficit)	(34,933,047)	23,570,660	70,622,160

Total capitalization	$23,570,660	$23,570,660	$70,622,160

(1)	Consists of Series A, B, and C redeemable convertible preferred stock with par values of $0.001. There are 5,000,000 shares of Series A redeemable convertible preferred stock of which 4,498,745 shares are issued and outstanding with a liquidation value of $4,498,745 and accrued cumulative dividends of $958,680 as of September 30, 2007; 16,500,000 shares of Series B redeemable convertible preferred stock of which 15,151,516 shares are issued and outstanding with a liquidation value of $20,000,000 and accrued cumulative dividends of $2,819,736 as of September 30, 2007; 13,600,000 shares of Series C redeemable convertible preferred stock of which 13,513,514 shares are issued and outstanding with a liquidation value of $30,000,000 and accrued cumulative dividends of $1,179,760 as of September 30, 2007.

(2)	Each $1.00 increase (decrease) in the assumed public offering price of $10.50 per share would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed offering price of $10.50 per share, would increase each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $15.4 million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed offering price of $10.50 per share, would decrease each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $13.6 million. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

(3)	Shares issued and outstanding do not include 562,857 shares of unvested restricted common stock. See Notes 4 and 8 to Financial Statements.
     The outstanding share information in the table above excludes:
•	as of September 30, 2007, 1,921,139 shares of our common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $4.81 per share;

•	1,084,703 shares of our common stock reserved for issuance under our 2008 Omnibus Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the plan, and 625,000 shares under our 2008 Employee Stock Purchase Plan;

•	462,716 shares of our common stock issuable upon the exercise of outstanding warrants, with an exercise price of $3.00 per share.
     We completed a one-for-3.03 reverse split of our common stock on February 8, 2008. All share amounts have been retroactively adjusted to give effect to this stock split.
Dilution
     The Dilution section on page 40 of the Preliminary Prospectus has been revised in its entirety to read as follows:
Dilution After This Offering
     If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities and outstanding preferred stock. The pro forma net tangible book value of our common stock as of September 30, 2007 was approximately $16.3 million, or approximately $1.28 per share, based on the number of shares outstanding as of September 30, 2007, after giving effect to the conversion of all outstanding preferred stock into shares of common stock.
     Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered in this offering at an assumed initial public offering price of $10.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been approximately $65.0 million, or approximately $3.64 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.36 per share to existing stockholders, and an immediate dilution of $6.86 per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$10.50
Pro forma net tangible book value per share as of September 30, 2007	$1.28
Pro forma increase in net tangible book value per share attributable to investors participating in this offering	2.36
Pro forma as adjusted net tangible book value per share after this offering	3.64
Pro forma dilution per share to investors participating in this offering	$6.86
     Each $1.00 increase (decrease) in the assumed public offering price of $10.50 per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $4.7 million, or approximately $0.27 per share, and the pro forma dilution per share to investors in this offering by approximately $0.73 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed offering price of $10.50 per share, would result in a pro forma as adjusted net tangible book value of approximately $80.4 million, or $4.26 per share, and the pro forma dilution per share to investors in this offering would be $7.24 per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed public offering price of $10.50 per share, would result in an pro forma as adjusted net tangible book value of approximately $51.4 million, or $3.05 per share, and the pro forma dilution per share to investors in this offering would be $6.45 per share. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.
     If the underwriters exercise their overallotment option in full to purchase additional shares of common stock from us and the selling stockholder in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $3.86 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $2.58 per share and the pro forma dilution to new investors purchasing common stock in this offering would be $6.64 per share.
Differences Between New and Existing Investors in Number of Shares and Amount Paid
     The following table summarizes, on a pro forma basis as of September 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $10.50 per share, before deducting underwriting discounts and commissions and estimated offering expenses:

					Weighted
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders before this offering	12,775,427	71.47%	$55,792,628	51.03%	$4.37
Investors participating in this offering	5,100,000	28.53	53,550,000	48.97	10.50

Total	17,875,427	100.00%	$109,342,628	100.00%	$6.12

     The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of September 30, 2007 and assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 68.42% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to 5,865,000 shares or 31.58% of the total number of shares of common stock to be outstanding after this offering.
     The above discussion and tables also assume no exercise of any outstanding stock options or warrants. As of September 30, 2007, there were:
•	1,921,139 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $4.81 per share;

•	1,084,703 shares of our common stock reserved for issuance under our 2008 Omnibus Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the plan, and 625,000 shares under our 2008 Employee Stock Purchase Plan; and

•	462,716 shares of common stock issuable upon the exercise of outstanding warrants, with an exercise price of $3.00 per share.

     The following table summarizes, on a pro forma basis as of September 30, 2007, after giving effect to the exercise of all stock options and warrants outstanding as of September 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $10.50 per share, before deducting underwriting discounts and commissions and estimated offering expenses:

					Weighted
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders before this offering	15,159,282	74.83%	$66,419,170	55.36%	$4.38
Investors participating in this offering	5,100,000	25.17	53,550,000	44.64	10.50

Total	20,259,282	100.00%	$119,969,170	100.00%	$5.92

     Effective upon the closing of this offering, an aggregate of 1,709,703 shares of our common stock will be reserved for future issuance under our benefit plans. To the extent that any of these options or warrants are exercised, new options are issued under our benefit plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     The first sentence in the fifth paragraph on page 58 of the Preliminary Prospectus has been revised as follows:
     We believe the net proceeds from this offering, together with our cash, cash equivalents and investment balances and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements for approximately the next 16-18 months.
Notes to Financial Statements
     The first paragraph on page F-41 of the Preliminary Prospectus under “Note 10. Initial Public Offering” has been revised as follows:
     In September 2007, the Company’s board of directors and its shareholders approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering for the sale of 5.1 million of the Company’s common stock with anticipated proceeds, before expenses, of $53.6 million.
     MAKO Surgical Corp. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the final prospectus relating to the offering, when available, may be obtained from J.P. Morgan Securities Inc.’s prospectus department at 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 or by phone at (866) 430-0686, or Morgan Stanley & Co. Incorporated’s prospectus department at 180 Varick, New York, NY 10014, by telephone at (866) 718-1649 or by emailing prospectus@morganstanley.com.
     Any disclaimers or other notices that may appear below or elsewhere within the email related to this communication are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via email.